SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

DAVITA INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23918K108

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☑

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 2 OF 23 PAGES

1	NAMES OF REPORTING PERSONS Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 38,565,570 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 38,565,570 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,565,570 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 3 OF 23 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 38,565,570 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,565,570 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,565,570 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 4 OF 23 PAGES

1	NAMES OF REPORTING PERSONS National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,513,482 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,513,482 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,513,482 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 5 OF 23 PAGES

1	NAMES OF REPORTING PERSONS GEICO Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,513,482 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,513,482 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,513,482 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 6 OF 23 PAGES

1	NAMES OF REPORTING PERSONS Government Employees Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,208,904 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,208,904 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,208,904 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 7 OF 23 PAGES

1	NAMES OF REPORTING PERSONS GEICO Advantage Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 223,398 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 223,398 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,398 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 8 OF 23 PAGES

1	NAMES OF REPORTING PERSONS GEICO Choice Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 222,842 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 222,842 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,842 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 9 OF 23 PAGES

1	NAMES OF REPORTING PERSONS GEICO Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,795,084 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,795,084 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,795,084 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 10 OF 23 PAGES

1	NAMES OF REPORTING PERSONS GEICO Secure Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,254 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,254 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,254 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 11 OF 23 PAGES

1	NAMES OF REPORTING PERSONS Acme Brick Company Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 350,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 350,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 12 OF 23 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Consolidated Pension Plan Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,650,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,650,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 13 OF 23 PAGES

1	NAMES OF REPORTING PERSONS BNSF Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,850,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,850,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,850,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 14 OF 23 PAGES

1	NAMES OF REPORTING PERSONS Buffalo News Driver/Distributors Pension Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 15 OF 23 PAGES

1	NAMES OF REPORTING PERSONS Buffalo News Editorial Pension Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 250,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 250,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 16 OF 23 PAGES

1	NAMES OF REPORTING PERSONS Buffalo News Mechanical Pension Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 17 OF 23 PAGES

1	NAMES OF REPORTING PERSONS Buffalo News Office Pension Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 18 OF 23 PAGES

1	NAMES OF REPORTING PERSONS GEICO Corporation Pension Plan Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,300,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,300,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 19 OF 23 PAGES

1	NAMES OF REPORTING PERSONS General Re Corp. Employee Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 944,418 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 944,418 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 944,418 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 20 OF 23 PAGES

1	NAMES OF REPORTING PERSONS Johns Manville Corporation Master Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,467,670 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,467,670 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,467,670 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 21 OF 23 PAGES

1	NAMES OF REPORTING PERSONS Lubrizol Master Trust Pension
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,570,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,570,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 22 OF 23 PAGES

1	NAMES OF REPORTING PERSONS Scott Fetzer Company Collective Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 450,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 450,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 23 OF 23 PAGES

1	NAMES OF REPORTING PERSONS R. Ted Weschler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,239,806
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,239,806
	10	SHARED DISPOSITIVE POWER 143,374 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,383,180 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

This Statement on Schedule 13D is filed with respect to 18,513,482 shares of the Common Stock, par value $0.001 per share (“Common Stock”), of DaVita Inc. (“DVA”) held by various insurance company subsidiaries of GEICO Corporation (“GEICO Corp”), which is a wholly-owned subsidiary of National Indemnity Company (“NICO”), which is a wholly-owned subsidiary of Berkshire Hathaway Inc. (“Berkshire” and such 18,513,482 shares, the “Insurance Company Shares”), and 20,052,088 shares of Common Stock held by various pension plans of Berkshire subsidiaries (such 20,052,088 shares, the “Pension Plan Shares”). The Insurance Company Holders (as hereinafter defined), GEICO, NICO, and Berkshire are referred to herein collectively as the “Berkshire Entities.” The Berkshire Entities and the Pension Plan Holders (as hereinafter defined) are referred to herein collectively as the “Berkshire Reporting Persons.” In addition, this Statement on Schedule 13D is filed with respect to 2,383,180 shares of Common Stock (the “Weschler Shares”) beneficially owned by R. Ted Weschler (“Mr. Weschler”), an investment manager of Berkshire whose Berkshire investment portfolio includes shares of Common Stock. The Insurance Company Shares, the Pension Plan Shares and the Weschler Shares are collectively referred to herein as the “Shares.”

On May 24, 2013, Berkshire and Mr. Weschler entered into an agreement (the “Letter Agreement”) with respect to Mr. Weschler’s personal and related holdings (which predate his position at Berkshire) of, and future transactions in, shares of Common Stock. As a result of such agreement, Mr. Weschler, the Berkshire Reporting Persons and Mr. Buffett are filing this Schedule 13D as a “group” under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Berkshire Reporting Persons and Mr. Buffett each disclaims any beneficial ownership of shares of Common Stock directly owned by Mr. Weschler or over which he has or shares trading authority on behalf of his relatives or related trusts, and Mr. Weschler disclaims any beneficial ownership of shares of Common Stock owned by the Berkshire Reporting Persons. This report shall not be deemed an admission that any filer of this Schedule 13D is the beneficial owner of any shares of Common Stock that are not directly owned by such filer, for purposes of Section 13 of the Exchange Act or for any other purpose.

The Berkshire Reporting Persons, Warren E. Buffett (“Mr. Buffett”), and Mr. Weschler previously filed a Statement on Schedule 13G with respect to the ownership of shares of Common Stock of DVA. The Berkshire Reporting Persons, Mr. Buffett and Mr. Weschler are required to file this Statement on Schedule 13D as a result of DVA repurchasing shares of its Common Stock such that the Berkshire Reporting Persons’ aggregate beneficial ownership exceeds 20%.

Item 1. Security and Issuer

The name of the subject company is DaVita Inc., and the address of its principal executive office is 2000 16th Street, Denver, Colorado 80202. The class of securities to which this Statement relates is the Common Stock.

Item 2. Identity and Background

(a)-(c); (f) This Statement is filed by the Berkshire Reporting Persons and Mr. Buffett, who may be deemed to control the Berkshire Reporting Persons. Additionally, this Statement is filed by Mr. Weschler as required by the terms of the Letter Agreement. The information concerning the name, state or other place of organization, principal business, and the address of the principal office of each of the Berkshire Entities, and the information concerning the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of Mr. Buffett, Mr. Weschler and each of the executive officers and directors of the Berkshire Entities is filed as Exhibit 1 hereto.

(d); (e) During the last five years, none of the Berkshire Reporting Persons, Mr. Buffett or Mr. Weschler, or, to their knowledge, any of the directors or executive officers of the Berkshire Entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Shares (other than the Weschler Shares) were acquired by the Berkshire Reporting Persons in open market or private purchases, using internally generated funds of the Insurance Company Holders or Pension Plan Holders, as the case may be, for an aggregate purchase price of $1,894,026,515. The Weschler Shares were acquired by Mr. Weschler, certain relatives and related trusts in open market or private purchases, using personal funds of the acquiring party, for an aggregate purchase price of $22,045,931. No other funds or consideration were borrowed or obtained for purposes of acquiring the Shares.

Item 4. Purpose of Transaction

The Berkshire Reporting Persons acquired the Shares for investment purposes. One or more entities within the Berkshire group of companies, including one or more of the reporting persons filing this Schedule, may determine to purchase additional shares of Common Stock or other securities of DVA in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors, subject to the terms of the Standstill Agreement, as described in Item 6 below. While none of the persons with beneficial ownership over the Insurance Company Shares or Pension Plan Shares filing this Schedule has any present plans to sell any such Shares, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Shares.

The Weschler Shares were acquired by their holders for investment purposes. Mr. Weschler, who has sole or shared dispositive power over all of the Weschler Shares, may determine to purchase additional shares of Common Stock or other securities of DVA in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors; provided, that, pursuant to the Letter Agreement, for so long as Berkshire has holdings in securities of DVA, Mr. Weschler is not permitted to purchase, on behalf of himself or on behalf of any member of his immediate family and related entitles (including trusts of which he is trustee), or pursuant to a power of attorney or other trading authorization, additional shares of Common Stock or other DVA securities, without Mr. Buffett’s prior consent. While Mr. Weschler does not have any present plans to sell any of the Weschler Shares, he could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Weschler Shares; provided, that, pursuant to the Letter Agreement, for so long as Berkshire has holdings in securities of DVA, Mr. Weschler is not permitted to sell, on behalf of himself or on behalf of any member of his immediate family and related entitles (including trusts of which he is trustee), or pursuant to a power of attorney or other trading authorization, any of the Common Stock owned as of the date of such letter, without Mr. Buffett’s prior consent.

The foregoing references to and description of the Standstill Agreement and Letter Agreement do not purport to be complete and are subject, and are qualified in their entirety by reference, to the full text of the Standstill Agreement and Letter Agreement, which is incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) Government Employees Insurance Company (“GEICO”) is the holder of record of 11,208,904 shares of Common Stock, which represents 5.9% of the outstanding Common Stock. GEICO Advantage Insurance Company (“GEICO Advantage”) is the holder of record of 223,398 shares of Common Stock, which represents 0.1% of the outstanding Common Stock. GEICO Choice Insurance Company (“GEICO Choice”) is the holder of record of 222,842 shares of Common Stock, which represents 0.1% of the outstanding Common Stock. GEICO Indemnity Company (“GEICO Indemnity”) is the holder of record of 6,795,084 shares of Common Stock, which represents 3.6% of the outstanding Common Stock. GEICO Secure Insurance Company (“GEICO Secure” and, collectively with GEIC, GEICO Advantage, GEICO Choice and GEICO Indemnity, the “Insurance Company Holders”) is the holder of record of 63,254 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Collectively, the Insurance Company Holders directly own 18,513,482 shares of Common Stock, which represents 9.7% of the outstanding Common Stock. Each of the Insurance Company Holders is a wholly-owned subsidiary of (and controlled by) GEICO Corp. GEICO Corp. is a wholly-owned subsidiary of (and controlled by) NICO. Thus, each of NICO and GEICO Corp may be deemed to have beneficial ownership of the Insurance Company Shares.

Acme Brick Company Pension Trust is the holder of record of 350,000 shares of Common Stock, which represents 0.2% of the outstanding Common Stock. Berkshire Hathaway Consolidated Pension Plan Master Retirement Trust is the holder of record of 2,650,000 shares of Common Stock, which represents 1.4% of the outstanding Common Stock. BNSF Master Retirement Trust is the holder of record of 6,850,000 shares of Common Stock, which represents 3.6% of the outstanding Common Stock. Buffalo News Driver/Distributors Pension Plan is the holder of record of 20,000 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Buffalo News Editorial Pension Plan is the holder of record of 250,000 shares of Common Stock, which represents 0.1% of the outstanding Common Stock Buffalo News Mechanical Pension Plan is the holder of record of 50,000 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Buffalo News Office Pension Plan is the holder of record of 150,000 shares of Common Stock, which represents 0.1% of the outstanding Common Stock. GEICO Corporation Pension Plan Trust is the holder of record of 3,300,000 shares of Common Stock, which represents 1.7% of the outstanding Common Stock. General Re Corp. Employee Retirement Trust is the holder of record of 944,418 shares of Common Stock, which represents 0.5% of the outstanding Common Stock. Johns Manville Corporation Master Pension Trust is the holder of record of 3,467,670 shares of Common Stock, which represents 1.8% of the outstanding Common Stock. Lubrizol Master Trust Pension is the holder of record of 1,570,000 shares of Common Stock, which represents 0.8% of the outstanding Common Stock. Scott Fetzer Company Collective

Investment Trust is the holder of record of 450,000 shares of Common Stock, which represents 0.2% of the outstanding Common Stock. Collectively, the pension plans referenced in this paragraph (the “Pension Plan Holders”) directly own 20,052,088 shares of Common Stock, which represents 10.5% of the outstanding Common Stock.

Mr. Buffett may be deemed to control Berkshire, which controls NICO. Thus, Mr. Buffett and Berkshire may be deemed to have beneficial ownership of the Shares.

Mr. Weschler beneficially owns 2,383,180 shares of Common Stock, which represents 1.2% of the outstanding Common Stock. Mr. Weschler disclaims beneficial ownership of all Insurance Company Shares and Pension Plan Shares.

All calculations of percentage ownership in this Schedule are based on 191,200,237 shares of Common Stock estimated to be issued and outstanding as of June 30, 2017, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2017, which was filed by DVA with the SEC on August 1, 2017.

(b) The Insurance Company Holders have both voting and investment power with respect to the Insurance Company Shares owned by them and the Pension Plan Holders have both voting and investment power with respect to the Pension Plan Shares owned by them. However, because NICO and GEICO Corp control the Insurance Company Holders, NICO and GEICO Corp may be deemed to share voting and investment power with respect to the Insurance Company Shares. In addition, Berkshire directs the investments of NICO, GEICO Corp, and the Pension Plan Holders. Thus, Mr. Buffett, who may be deemed to control Berkshire, and Berkshire share voting power and investment power with respect to the Shares.

Mr. Weschler has sole voting and investment power with respect to 2,239,806 of the Weschler Shares and shared dispositive (but not investment) power with respect to 143,374 of the Weschler Shares.

(c) None of the Berkshire Reporting Persons or Mr. Buffett or, to their knowledge, any executive officer or director of the Berkshire Entities, has engaged in any transaction in any shares of Common Stock during the sixty days immediately preceding the date hereof. Mr. Weschler has not engaged in any transaction in any shares of Common Stock during the sixty days immediately preceding the date hereof.

(d); (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously reported on a Form 8-K filed May 7, 2013 by DVA, on May 7, 2013, DVA entered into a letter agreement (the “Standstill Agreement”) with Berkshire, on behalf of itself and its affiliates (collectively, “Investor”) pursuant to which Investor agreed, subject to certain exceptions and to the termination provisions specified in the Standstill Agreement, during any period during which Investor beneficially owns 15% or more of the then-outstanding Common Stock, not to acquire beneficial ownership of DVA exceeding 25% of DVA’s then-outstanding Common Stock, and to certain other provisions respecting stockholder proposals and meetings, mergers and other matters specified therein. In addition, under the Standstill Agreement, Investor agreed that from and after the first date that Mr. Buffett is no longer CEO of Investor and Mr. Weschler is no longer an investment manager of Investor, Investor shall cause any shares of Common Stock beneficially owned by Investor in excess of 15% of the then-outstanding voting stock of DVA to vote or consent on any matter in the same proportion as the votes or consents of shares of the voting stock of DVA voted or consented with respect to such matter (excluding shares with respect to which the votes were withheld, abstained or otherwise not cast) and not beneficially owned by Investor.

As previously reported on a Form 3 filed May 24, 2013 by Mr. Weschler, Berkshire and Mr. Weschler entered into the Letter Agreement with respect to Mr. Weschler’s holdings of, and future transactions in, shares of Common Stock. Under the Letter Agreement, Mr. Weschler agreed that (i) he and Berkshire will file as a “group” under Section 13 of the Exchange Act and (ii) for so long as Berkshire has holdings in securities of DVA, (1) he would not sell, on behalf of himself or on behalf of any member of his immediate family and related entitles (including trusts of which he is trustee), or pursuant to a power of attorney or other trading authorization, any of the Common Stock owned as of the date of such letter, without Mr. Buffett’s prior consent, and (2) he would not purchase, on behalf of himself or on behalf of any member of his immediate family and related entitles (including trusts of which he is trustee), or pursuant to a power of attorney or other trading authorization, additional shares of Common Stock or any other DVA security, without Mr. Buffett’s prior consent, subject in each case to the other terms and conditions specified in the Letter Agreement.

The foregoing references to and description of the Standstill Agreement and Letter Agreement do not purport to be complete and are subject, and are qualified in their entirety by reference, to the full text of the Standstill Agreement and Letter Agreement, which is incorporated by reference in this Item 6.

Other than as described above, none of the Berkshire Reporting Persons or Mr. Buffett or, to their knowledge, any executive officer or director of the Berkshire Entities, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of DVA. Other than as described above, Mr. Weschler has no other contracts, arrangements, understandings or relationships with any persons with respect to the securities of DVA.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

(A)	Joint Filing Agreement required by Rule 13d-1(k)(1)

(B)	Letter Agreement, dated May 7, 2013, by and between DaVita Inc. (f/k/a DaVita HealthCare Partners Inc.) and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by DVA with the SEC on May 7, 2013)

(C)	Letter Agreement, dated May 24, 2013, by and between Berkshire Hathaway Inc. and R. Ted Weschler (filed herewith)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: August 11, 2017

/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Warren E. Buffett
Chairman of the Board

NATIONAL INDEMNITY COMPANY, GEICO CORPORATION, GOVERNMENT EMPLOYEES INSURANCE COMPANY, GEICO ADVANTAGE INSURANCE COMPANY, GEICO CHOICE INSURANCE COMPANY, GEICO INDEMNITY COMPANY, GEICO SECURE INSURANCE COMPANY, ACME BRICK COMPANY PENSION TRUST, BERKSHIRE HATHAWAY CONSOLIDATED PENSION PLAN MASTER TRUST, BNSF MASTER RETIREMENT TRUST, THE BUFFALO NEWS DRIVERS/ DISTRIBUTORS PENSION PLAN, THE BUFFALO NEWS EDITORIAL PENSION PLAN, THE BUFFALO NEWS MECHANICAL PENSION PLAN, THE BUFFALO NEWS OFFICE PENSION PLAN, GEICO CORPORATION PENSION PLAN TRUST, GENERAL RE CORPORATION EMPLOYEE RETIREMENT TRUST, JOHNS MANVILLE CORPORATION MASTER PENSION TRUST, LUBRIZOL MASTER TRUST PENSION, AND SCOTT FETZER COMPANY COLLECTIVE INVESTMENT TRUST

By:	/s/ Warren E. Buffett
Warren E. Buffett Attorney-in-Fact

/s/ R. Ted Weschler
R. Ted Weschler

Exhibit 1

CERTAIN INFORMATION ABOUT THE REPORTING PERSONS

AND THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Set forth below is information about (i) the name, state of organization, principal business, and the address of the principal office of each of the Berkshire Entities and (ii) the name and title of each executive officer and director of the Berkshire Entities, his or her business address, and his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted. Each natural person listed below is a citizen of the United States.

(1) Berkshire Hathaway Inc.

Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), is a holding company engaged through its subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through its insurance subsidiaries. The principal office of Berkshire is located at 3555 Farnam Street, Omaha, Nebraska 68131. The executive officers of Berkshire are Warren E. Buffett, Chairman and Chief Executive Officer, Charles T. Munger, Vice Chairman, Marc D. Hamburg, Senior Vice President and Chief Financial Officer, Sharon L. Heck, Vice President – Secretary, Daniel J. Jaksich, Vice President – Controller, and Mark D. Millard – Vice President. The directors of Berkshire are Warren E. Buffett, Charles T. Munger, Howard G. Buffett, Stephen B. Burke, Susan L. Decker, William H. Gates, David S. Gottesman, Charlotte Guyman, Thomas S. Murphy, Ronald L. Olson, Walter Scott, Jr. and Meryl B. Witmer.

(2) National Indemnity Company

National Indemnity Company, a Nebraska corporation (“NICO”), is a property and casualty insurance company. The principal office of NICO is located at 1314 Douglas Street, Omaha, Nebraska 68102. The executive officers of NICO are Donald F. Wurster, President, Ajit Jain, Executive Vice President, Scott R. Doerr, Senior Vice President, Phillip M. Wolf, Senior Vice President, Brian G. Snover, Senior Vice President, Philip M. Wolf, Senior Vice President, Dale Geistkemper, Treasurer, and J. Michasel Gottschalk, Vice President – Secretary. The directors of NICO are Donald F. Wurster, Phillip M. Wolf, Marc D. Hamburg, Ajit Jain, Brian G. Snover, J. Michael Gottschalk, and Daniel J. Jaksich.

(3) GEICO Corporation

GEICO Corporation, a Delaware corporation (“GEICO Corp”) is an intermediate holding company which is a direct wholly-owned subsidiary of NICO. The principal office of GEICO Corp is located at 5260 Western Avenue, Chevy Chase, Maryland 20815. The executive offices of GEICO Corp are Olza M. Nicely, Chairman and CEO, James F. Nayden Jr., Vice President – General Counsel, Hollis A. White, Treasurer and Stephen C. Parsons, Vice President. The Directors of GEICO Corp are Warren E. Buffett and Marc D. Hamburg.

(4) Government Employees Insurance Company

Government Employees Insurance Company, a Maryland corporation (“GEICO”), is a property and casualty insurance company. The principal office of GEICO is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO are Olza M. Nicely, Chairman of the Board and CEO, William E. Roberts, President and COO, Stephen G. Kalinsky, Executive Vice President, Hollis A. White, Treasurer, James F. Nayden Jr., Vice President – General Counsel, and Stephen C. Parsons, Vice President. The directors of GEICO are Shawn A. Burklin, Seth M. Ingall, Stephen G. Kalinsky, Robert M. Miller, Olza M. Nicely, Nancy L. Pierce, William E. Roberts, James F. Nayden Jr., and Stephen C. Parsons.

(5) GEICO Advantage Insurance Company

Government Advantage Insurance Company, a Nebraska corporation (“GEICO Advantage”), is a property and casualty insurance company. The principal office of GEICO Advantage is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO Advantage are Olza M. Nicely, Chairman of the Board and CEO, William E. Roberts, President and COO, Stephen G. Kalinsky, Executive Vice President, Hollis A. White, Treasurer, James F. Nayden Jr., Vice President – General Counsel, and Stephen C. Parsons, Vice President. The directors of GEICO Advantage are Shawn A. Burklin, Seth M. Ingall, Stephen G. Kalinsky, Robert M. Miller, Olza M. Nicely, Nancy L. Pierce, William E. Roberts, James F. Nayden, Stephen C. Parsons and Daniel J. Jaksich.

(6) GEICO Choice Insurance Company

GEICO Choice Insurance Company, a Nebraska corporation (“GEICO Choice”), is a property and casualty insurance company.

The principal office of GEICO Choice is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO Choice are Olza M. Nicely, Chairman of the Board and CEO, William E. Roberts, President and COO, Stephen G. Kalinsky, Executive Vice President, Hollis A. White, Treasurer, James F. Nayden Jr., Vice President – General Counsel, and Stephen C. Parsons, Vice President. The directors of GEICO Choice are Shawn A. Burklin, Seth M. Ingall, Stephen G. Kalinsky, Robert M. Miller, Olza M. Nicely, Nancy L. Pierce, William E. Roberts, James F. Nayden, Stephen C. Parsons and Daniel J. Jaksich.

(7) GEICO Indemnity Insurance Company

GEICO Indemnity Insurance Company, a Maryland corporation (“GEICO Indemnity”), is a property and casualty insurance company. The principal office of GEICO Indemnity is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO Indemnity are Olza M. Nicely, Chairman of the Board and CEO, William E. Roberts, President and COO, Stephen G. Kalinsky, Executive Vice President, Hollis A. White, Treasurer, James F. Nayden Jr., Vice President – General Counsel, and Stephen C. Parsons, Vice President. The directors of GEICO Indemnity are Shawn A. Burklin, Seth M. Ingall, Stephen G. Kalinsky, Robert M. Miller, Olza M. Nicely, Nancy L. Pierce, William E. Roberts, James F. Nayden, and Stephen C. Parsons.

(8) GEICO Secure Insurance Company

GEICO Secure Insurance Company, a Nebraska corporation (“GEICO Secure”), is a property and casualty insurance company. The principal office of GEICO Secure is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO Secure are Olza M. Nicely, Chairman of the Board and CEO, William E. Roberts, President and COO, Stephen G. Kalinsky, Executive Vice President, Hollis A. White, Treasurer, James F. Nayden Jr., Vice President – General Counsel, and Stephen C. Parsons, Vice President. The directors of GEICO Secure are Shawn A. Burklin, Seth M. Ingall, Stephen G. Kalinsky, Robert M. Miller, Olza M. Nicely, Nancy L. Pierce, William E. Roberts, James F. Nayden, Stephen C. Parsons and Daniel J. Jaksich.

Name	Principal Occupation	Business Address

Howard G. Buffett	President of Buffett Farms	407 Southmoreland Place, Decatur, Illinois 62521

Warren E. Buffett	Chairman and Chief Executive Officer of Berkshire	3555 Farnam Street, Omaha, NE 68131

Stephen B. Burke	CEO of NBC Universal, a media and entertainment company	30 Rockefeller Plaza, New York, NY 10112

Shawn A. Burklin	Senior Vice President – GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Susan L. Decker	CEO of Raftr,a digital media product	2700 Pierce Street, San Francisco, CA 94123

Scott R. Doerr	Senior Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

William H. Gates	Co-Chair of the Bill and Melinda Gates Foundation	4110 Carillon Point, Kirkland, WA 98033

Dale Geistkemper	Treasurer of National Indemnity Company	1314 Douglas Street, Omaha, NE 68102

David S. Gottesman	Senior Managing Director of First Manhattan Company, an investment advisory firm	309 Park Avenue, New York, NY 10022

J. Michael Gottschalk	Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

Charlotte Guyman	Former general manager with Microsoft Corporation	1127 Evergreen Point Road, Medina, WA 98039

Marc D. Hamburg	Senior Vice President and Chief Financial Officer of Berkshire	3555 Farnam Street, Omaha, NE 68131

Name	Principal Occupation	Business Address

Sharon L. Heck	Vice President – Secretary of Berkshire	3555 Farnam Street, Omaha, NE 68131

Seth M. Ingall	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Ajit Jain	Executive Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

Daniel J. Jaksich	Vice President – Controller of Berkshire	3555 Farnam Street, Omaha, NE 68131

Stephen G. Kalinsky	Executive Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Mark D. Millard	Vice President of Berkshire	3555 Farnam Street, Omaha, NE 68131

Robert M. Miller	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Charles T. Munger	Vice Chairman of Berkshire	350 South Grand Avenue, Los Angeles, California 90071

Thomas S. Murphy	Former Chairman and CEO Of Capital Cities/ABC	c/o ABC Inc. 77 West 66th Street, New York, NY 10023

James F. Nayden Jr.	Vice President – General Counsel, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Olza M. Nicely	Chairman and CEO of GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Ronald L. Olson	Partner in the law firm of Munger, Tolles & Olson LLP	350 South Grand Avenue, Los Angeles, California 90071

Stephen C. Parsons	Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Nancy L. Pierce	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

William E. Roberts	President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Walter Scott, Jr.	Former Chairman of Peter Kiewit Sons’ Inc., a construction-driven engineering company	3555 Farnam Street, Omaha, NE 68131

Brian G. Snover	Senior Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

Hollis A. White	Treasurer of GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Meryl B. Witmer	Managing member of the General Partner of Eagle Capital Partner, an investment partnership	655 Third Avenue, New York, NY 10017

Phillip M. Wolf	Senior Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

Donald F. Wurster	President of NICO	1314 Douglas Street, Omaha, NE 68102

Set forth below is information about the name, state of organization, and the address of the principal office of each of the Pension Plan Holders. Each of the Pension Plan Holders is an employee benefit plan of a Berkshire subsidiary.

Acme Brick Company Pension Trust c/o Acme Building Brands 2821 West 7th Street Fort Worth, TX 76107 Texas	Berkshire Hathaway Consolidated Pension Plan Master Retirement Trust c/o Berkshire Hathaway Inc. 3555 Farnam Street Omaha, Nebraska 68131 Nebraska

BNSF Master Retirement Trust c/o BNSF Railway 2650 Lou Menk Drive Fort Worth, TX 76131 Texas	The Buffalo News Drivers/Distributors Pension Plan c/o The Buffalo News One News Plaza Buffalo, NY 14240 New York

The Buffalo News Editorial Pension Plan c/o The Buffalo News One News Plaza Buffalo, NY 14240 New York	The Buffalo News Mechanical Pension Plan c/o The Buffalo News One News Plaza Buffalo, NY 14240 New York

The Buffalo News Office Pension Plan c/o The Buffalo News One News Plaza Buffalo, NY 14240 New York	GEICO Corporation Pension Plan Trust c/o GEICO Corporation 1 Geico Plaza Washington, DC 20076 Maryland

General Re Corporation Employee Retirement Trust c/o General Re Corporation 120 Long Ridge Road Stamford, CT 06902 Delaware	Johns Manville Corporation Master Pension Trust c/o Johns Manville Corporation 717 17th Street Denver, CO 80202 Colorado

Lubrizol Master Trust Pension c/o The Lubrizol Corporation 29400 Lakeland Blvd. Wickliffe, Ohio 44092 Ohio	Scott Fetzer Company Collective Investment Trust c/o Scott Fetzer Companies 28800 Clemens Road Westlake, OH 44145 Ohio